UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Trilogy Metals Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

89621C105

(CUSIP Number)

Catherine J. Boggs

Resource Capital Funds

1400 Sixteenth Street, Suite 200

Denver, CO 80202

United States of America

(720) 946-1444

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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1	NAMES OF REPORTING PERSONS Resource Capital Fund VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,745,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,745,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,745,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS Resource Capital Associates VI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,745,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,745,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,745,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (See Instructions) PN

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1	NAMES OF REPORTING PERSONS RCA VI GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,745,050
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,745,050
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,745,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.28%
14	TYPE OF REPORTING PERSON (See Instructions) OO, HC

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Item 1. Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed on December 10, 2015 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), by the Reporting Persons, and relates to the disposal of beneficial ownership of Common Shares, no par value, (the “Common Shares”) of Trilogy Metals Inc., (the “Company”), whose principal executive office is located at Suite 1950, 777 Dunsmuir Street Vancouver, British Columbia. This Amendment No. 1 is being filed to disclose that the Reporting Persons have sold a portion of their interests in the Company. Capitalized terms used herein without definition shall have the meaning set forth in the Original Schedule 13D.

Item 2. Identity and Background.

The persons filing this Amendment No. 1 (collectively, the “Reporting Persons”) are:

a.	Resource Capital Fund VI L.P. (“RCF VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal business of RCF VI is investments.

b.	Resource Capital Associates VI L.P. (“Associates VI”), a Cayman Islands exempt limited partnership, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. Associates VI is the general partner of RCF VI. The principal business of Associates VI is to act as the general partner of RCF VI.

c.	RCA VI GP Ltd. (“RCA VI”), a Cayman Islands exempt company, whose address is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. RCA VI is the general partner of Associates VI. The principal business of RCA VI is to act as the general partner of Associates VI.

The sole members of RCA VI are Messrs. Ryan T. Bennett, Ross R. Bhappu, Russ Cranswick, James McClements, Henderson G. Tuten and Ms. Sherri Croasdale (collectively, the “Principals”). The business of RCA VI is directed by the officers of RCA VI. The Principals serve as executive officers of RCA VI. The business address of each of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is 1400 Sixteenth Street, Suite 200, Denver, Colorado 80202. The principal occupation of Messrs. Bennett, Bhappu, Cranswick, McClements, Tuten and Ms. Croasdale is serving as senior executives of the Resource Capital Funds which include RCF VI.

RCF VI and Associates VI are each Cayman Islands exempt limited partnerships.

RCA VI is a Cayman Islands exempt company.

Messrs. Bennett, Bhappu, Tuten and Ms. Croasdale are citizens of the United States. Mr. Cranswick is a citizen of Canada. Mr. McClements is a citizen of Australia.

During the last five years, none of the Reporting Persons nor any Principal has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any Principal has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction making such Reporting Person or Principal subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

The Reporting Persons are filing this Amendment No. 1 to disclose the sale of Common Shares in the open market.

Between August 7, 2017 and August 10, 2017, RCF VI disposed of 1,608,250 Common Shares in the open market for net proceeds of $1,926,432.62 USD. The number of shares disposed on each day and the price or volume weighed average price for such shares are set forth in Exhibit B: Open Market Dispositions of Common Shares to this Statement and incorporated herein by reference.

None of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons reserves the right to acquire or dispose of the securities of the Company or to formulate other purposes, plans or proposals regarding the Company or its securities to the extent deemed advisable in light of general investment policies, market conditions and other factors.

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Item 5. Interest in Securities of the Issuer.

As of August 11, 2017, RCF VI beneficially owned 8,745,050 Common Shares of the Company for a total aggregate holding by the Reporting Persons of 8,745,050 Common Shares of the Company. Based on the foregoing and using 105,554,489 as the number of outstanding Common Shares of the Company, RCF VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 8.28% of the issued and outstanding Common Shares of the Company.

As of August 11, 2017, Associates VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 8.28% of the issued and outstanding Common Shares of the Company.

As of August 11, 2017, RCA VI may be deemed to have sole voting and dispositive power over, and therefore beneficial ownership of, approximately 8.28% of the issued and outstanding Common Shares of the Company.

Except as described above, none of the Reporting Persons has effected any additional transactions with respect to the Common Shares of the Company during the past 60 days.

Item 7. Material to Be Filed as Exhibits.

Exhibit A: Joint Filing Agreement (Incorporated by reference to Exhibit A to Original Schedule 13D filed on December 10, 2015)

Exhibit B: Open Market Dispositions of Common Stock

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2017

RCA VI GP LTD.

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

RESOURCE CAPITAL ASSOCIATES VI L.P.

By:	RCA VI GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

RESOURCE CAPITAL FUND VI L.P.

By:	Resource Capital Associates VI L.P.,
General Partner

By:	RCA VI GP Ltd., General Partner

By:	/s/ Catherine J. Boggs
Name: Catherine J. Boggs
Title: General Counsel

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Index of Exhibits.

Exhibit A: Joint Filing Agreement (Incorporated by reference to Exhibit A to Original Schedule 13D filed on December 10, 2015)

Exhibit B: Open Market Dispositions of Common Stock

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Exhibit B

Schedule of Transactions in Shares

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4 p.m., New York City time, on August 10, 2017.

Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

Transaction Date	Transaction	Security	Shared Purchased (Sold)	Price Per Share ($)
08/07/2017	Sell	Common Shares	(530,000)	$1.2768
08/08/2017	Sell	Common Shares	(78,250)	$1.2500
08/09/2017	Sell	Common Shares	(500,000)	$1.1664
08/10/2017	Sell	Common Shares	(500,000)	$1.1569